Exhibit 1

Press Release

RedHill Biopharma Announces Two New U.S. Patents
Covering Opaganib for Ebola Virus and RHB-104 for Crohn’s

U.S. patents for opaganib combination for the treatment of Ebola virus disease provides patent protection until 2035
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Opaganib’s 475-patient global Phase 2/3 study in severe COVID-19 approaching completion with upcoming top-line results
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Opaganib also undergoing two oncology Phase 2 U.S. studies as well as several development programs for inflammatory and viral indications, including Ebola
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Continued expansion of patent estate protecting RHB-104 following positive Phase 3 study for
Crohn’s disease; development path to approval being explored

TEL AVIV, Israel and RALEIGH, NC, August 23, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that the U.S. Patent and Trademark Office (USPTO) has issued two new patents, one covering opaganib for treating Ebola virus disease, with patent protection until 2035, and the other covering RHB-104 for treating bacterial infections, with protection through 2029.

“Opaganib’s potent activity against several single-stranded RNA viruses positions it as a potential treatment for many viral diseases, including COVID-19 and other viruses that are the origin of devastating epidemics. Ebola virus disease remains a major risk with recent recurring outbreaks. Opaganib has already demonstrated positive results from non-clinical studies in Ebola, and RedHill is committed to continuing its development as a potential treatment for this devastating disease,” said Danielle T. Abramson, Ph.D., SVP, Global Head of Intellectual Property. “In addition, we continue to evaluate the potential development path to approval of RHB-104 for Crohn’s disease.”

Opaganib is also under development for COVID-19, with a 475-patient global Phase 2/3 study in patients hospitalized with severe COVID-19 with patient treatment and follow-up recently completed and top-line results upcoming. In parallel, opaganib is also being studied in Phase 2 U.S. studies in cholangiocarcinoma and prostate cancer, as well as development programs for other indications.

The MAP US randomized, double-blind, placebo-controlled first Phase 3 study with oral RHB-104 for Crohn’s disease successfully met both its primary endpoint and its key secondary endpoints and presented the broad benefit of RHB-104 as an add-on therapy to standard-of-care treatments for Crohn’s disease, including anti-TNFs. Future development path to approval is being explored.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults1, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults2, and Aemcolo® for the treatment of travelers’ diarrhea in adults3. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib, a first-in-class oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a U.S. Phase 2/3 study for symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102, with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s Phase 2/3 development program evaluating opaganib will not be successful and that the data from this clinical study will be delayed, if at all, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (v) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (vi) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vii) the Company’s ability to establish and maintain corporate collaborations; (viii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (ix) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (x) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (xi) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xii) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xiii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiv) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 18, 2021. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.
Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contact (U.S.): Bryan Gibbs Vice President Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com

1 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
2 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
3 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.